UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Preliminary Operating Results for Fiscal Year 2014

On February 5, 2015, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2014. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by our independent auditors and are subject to change.

1.	Operating results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2014	3Q 2014*	% Change Increase (Decrease) (Q to Q)	4Q 2013*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	5,580,537	5,173,469	7.87	5,361,429	4.09
	Cumulative	21,448,094	15,867,557	—	22,597,188	(5.09)
Net operating profit	Specified Quarter	365,718	584,272	(37.41)	458,084	(20.16)
	Cumulative	1,959,123	1,593,405	—	2,026,992	(3.35)
Profit before income tax	Specified Quarter	292,214	585,456	(50.09)	368,679	(20.74)
	Cumulative	1,901,425	1,609,211	—	1,815,291	4.74
Profit for the period	Specified Quarter	207,020	449,928	(53.99)	258,400	(19.88)
	Cumulative	1,415,111	1,208,091	—	1,274,698	11.02
Profit attributable to shareholders of the parent company	Specified Quarter	202,975	446,294	(54.52)	258,400	(21.45)
	Cumulative	1,400,722	1,197,747	—	1,271,502	10.16

*	The figures reflect adjustments resulting from retrospective application of a change in accounting policy on income tax.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Operating results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2014	3Q 2014*	% Change Increase (Decrease) (Q to Q)	4Q 2013*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	4,261,038	3,845,388	10.81	4,095,114	4.05
	Cumulative	16,283,978	12,022,940	—	17,461,406	(6.74)
Net operating profit	Specified Quarter	275,098	435,714	(36.86)	352,173	(21.89)
	Cumulative	1,376,719	1,101,621	—	1,438,122	(4.27)
Profit before income tax	Specified Quarter	206,699	444,092	(53.46)	245,590	(15.84)
	Cumulative	1,360,275	1,153,576	—	1,211,611	12.27
Profit for the period	Specified Quarter	147,979	348,652	(57.56)	172,588	(14.26)
	Cumulative	1,029,041	881,062	—	830,712	23.87
Profit attributable to shareholders of the parent company	Specified Quarter	147,979	348,652	(57.56)	172,588	(14.26)
	Cumulative	1,029,041	881,062	—	830,628	23.89

*	The figures reflect adjustments resulting from retrospective application of a change in accounting policy on income tax.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Operating results of Kookmin Card (Consolidated)

(Won in millions, %)		4Q 2014	3Q 2014	% Change Increase (Decrease) (Q to Q)	4Q 2013	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	727,303	727,920	(0.08)	787,202	(7.61)
	Cumulative	2,864,957	2,137,654	—	2,990,037	(4.18)
Net operating profit	Specified Quarter	77,246	112,527	(31.35)	90,392	(14.54)
	Cumulative	438,481	361,235	—	503,759	(12.96)
Profit before income tax	Specified Quarter	73,492	112,021	(34.39)	89,691	(18.06)
	Cumulative	433,406	359,914	—	502,107	(13.68)
Profit for the period	Specified Quarter	58,240	85,026	(31.50)	68,734	(15.27)
	Cumulative	332,701	274,461	—	384,411	(13.45)
Profit attributable to shareholders of the parent company	Specified Quarter	58,240	85,026	(31.50)	68,734	(15.27)
	Cumulative	332,701	274,461	—	384,411	(13.45)

*	Represents the sum of interest income, fee and commission income, and other operating income.

Declaration of Cash Dividends by KB Financial Group Inc.

On February 5, 2015, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW 780 per common share (total dividend amount: KRW 301,354,320,540), subject to shareholder approval. The record date is December 31, 2014, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group, which is expected to be held on March 27, 2015.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders and the results of the audit by our independent auditors.

The total number of common shares that are eligible for payment of dividends is 386,351,693 shares.

Report of Change in Revenue or Profit of More than 15% (Kookmin Bank)

On February 5, 2015, KB Financial Group reported changes in the revenue and profit of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, each on a consolidated basis, as described below.

Key Details

	(Won in thousands, %)
	FY 2014	FY 2013*	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue**	16,283,977,871	17,461,406,989	(1,177,429,118)	(6.74)
- Net operating profit	1,376,719,628	1,438,121,696	(61,402,068)	(4.27)
- Profit before income tax	1,360,274,714	1,211,611,042	148,663,672	12.27
- Profit attributable to shareholders of the parent company	1,029,040,879	830,628,583	198,412,296	23.89
Other Financial Data
- Total assets	275,453,663,839	265,588,384,541
- Total liabilities	253,513,190,778	244,641,627,287
- Shareholders’ equity	21,940,473,061	20,946,757,255
- Capital stock	2,021,895,580	2,021,895,580
- Shareholders’ equity / capital stock ratio (%)	1,085.14%	1,036.00%

*	The figures reflect adjustments resulting from retrospective application of a change in accounting policy on income tax.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

•	The increase in profit was primarily due to (i) a decrease in provision for credit losses and (ii) a low base effect from large one-off losses in 2013.

•	The preliminary figures presented above are based on K-IFRS and are currently being audited by Kookmin Bank’s independent auditors and are subject to change.

Declaration of Cash Dividends by Kookmin Bank

On February 5, 2015, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 570 per common share (total dividend amount: KRW 230,496,096,120), subject to shareholder approval. The record date is December 31, 2014, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 26, 2015. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of Kookmin Bank and the results of the audit of Kookmin Bank by its independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 5, 2015	By:	/s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President